Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

WeatherFlow- Tempest, Inc.
108 Whispering Pines Dr #245
Scotts Valley , CA 95066
https://weatherflow.com/

Up to $2,500,000.25 in Common Stock at $2.75
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: WeatherFlow- Tempest, Inc.
Address: 108 Whispering Pines Dr #245, Scotts Valley , CA 95066
State of Incorporation: DE
Date Incorporated: December 26, 2018

Terms:

Equity

Offering Minimum: $9,999.00 | 3,636 shares of Common Stock
Offering Maximum: $2,500,000.25 | 909,091 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.75
Minimum Investment Amount (per investor): $385.00

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives*

Time-Based Bonus

Super Early Bird Bonus

Invest within the first 72 hours and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first ten days and receive an additional 10% bonus shares.

<u>Amount-Based Bonus</u>

$385+ | Tier 1

Invest $385+ and receive a 10% discount on our products for one year + Tempest Hoodie.

$1,000+ | Tier 2

Invest $1,000+ and receive a 15% discount on our products for one year + Tempest Hoodie.

$2,500+ | Tier 3

Invest $2,500+ and receive a 15% discount on our products for two years + Tempest Hoodie + 5% bonus shares.

$5,000+ | Tier 4

Invest $5,000+ and receive a 15% discount on our products for five years + Tempest Hoodie + 10% bonus shares.

$10,000+ | Tier 5

Invest $10,000+ and receive a 20% discount on our products for five years + Tempest Hoodie + 15% bonus shares.

$20,000+ | Tier 6

Invest $20,000+ and receive a 20% discount on our products for five years + Tempest Hoodie + 25% bonus shares.

Note: Investors will only receive a single time-based or amount-based bonus, which will be the highest applicable bonus.

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>Additional Bonuses</u>

WeatherFlow-Tempest Loyalty Bonus

All investors who purchased shares in WeatherFlow-Tempest during our previous StartEngine Offering will receive an additional 15% bonus shares. This bonus is in addition to any time-based or amount-based bonus. For example, if you are an existing WeatherFlow-Tempest owner and buy an additional 100 shares in the first ten days of this campaign, you will receive a 10% time-based bonus PLUS a 15% owners' bonus, for a total of 25%, meaning you will own 125 shares for $275.

StartEngine OWNers' Bonus

WeatherFlow-Tempest, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.75 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $275. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the WeatherFlow-Tempest Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

WeatherFlow-Tempest, Inc. ("WeatherFlow" or the "Company") operates in the private weather industry, helping customers better understand and manage the impact of weather on their lives and businesses. The Company uses proprietary data and various layers of weather forecast modeling to deliver more accurate weather information, resulting in better decision-making and significant cost savings for customers. Specifically, the company sells products/services that deliver weather data, both observations and forecasts. These products and services include weather station systems, weather meters, subscription weather apps, SaaS tools, and licensed data provided via API.

The Company owns two design patents for environmental monitoring devices (US D805,924 & US D805,925) and one utility patent for its Haptic Rain Sensor (US 10,520,646). In addition, the Company also owns or licenses the following trademarks: WEATHERFLOW, TEMPEST, TEMPEST°, T°, and NEARCAST.

WeatherFlow-Tempest, Inc. was initially incorporated as SmartWeather, Inc. on December 26, 2018, and changed its name on March 12, 2021. It formerly operated as a wholly-owned subsidiary of WeatherFlow, Inc. until April 2021 when it was spun off as a separate entity.

Competitors and Industry

According to a recent report from Grandview Research, the weather information technologies market is currently estimated at approximately $10B.

We believe the Company does not have direct competitors that offer the same products and services but faces competition in each of its business lines. However, in the sale of personal weather station systems, the primary competitors are the Davis division of AEM, Ambient, and Acurite.

Our Personal App subscription business faces competition from several companies, though none of them focus on proprietary weather observation data as we do. Companies like Windy and Windguru, which compete with us, focus primarily on providing information free for use and generate revenue primarily through advertising. PredictWind competes somewhat in the subscription service space, but their primary strength is subscription to offshore weather data delivered via satellite, whereas we do not operate in that space currently.

The Company faces competition in providing weather data and tools to business customers from both large and small companies, but it does not face direct competition in providing services that rely on large quantities of unique surface weather observation data except from AEM, which owns Davis and other environmental data sensor brands.

Current Stage and Roadmap

Based on our current sales of products and services, we have validated that we have quality products valued by customers in each of our three primary revenue tranches - Hardware (e.g., Tempest Weather Systems), LifeStyle Apps, and TempestOne. Since we already have multiple products generating revenue, our next steps are to invest in marketing and sales of those products, as well as expanding the capabilities of our current and future hardware and software products, to grow the company. We are focused on growth, and achieving profitability by 2024.

Current Stage

The Company's products in each revenue tranche of, Tempest Hardware, LifeSyle Apps, TempestOne SaaS tools and API are all currently generating sales with gross margins greater than 50%.

Future Roadmap

The Company's efforts for the next few years will be focused on growing revenue in each of the three established tranches both through increased sales and marketing of

existing products and the addition of new products in each tranche, with new hardware products, new LifeStyle Apps, and new business-to-business services.

The Team

Officers and Directors

Name: Daniel "Buck" Lyons

Daniel "Buck" Lyons's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director and Chairman of the Board
  Dates of Service: January, 2019 - Present
  Responsibilities: Strategic planning and overall management. Buck is currently drawing a salary of $8,500 per month.

Other business experience in the past three years:

- **Employer:** WFn Holdings, Inc
  Title: CEO
  Dates of Service: January, 2012 - April, 2021
  Responsibilities: Strategic planning and overall management.

Other business experience in the past three years:

- **Employer:** Synoptic Data PBC
  Title: Director
  Dates of Service: September, 2012 - Present
  Responsibilities: providing advice and counsel; determining the strategic direction of the company in conjunction with other BOD members.

Name: David St. John

David St. John's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: January, 2019 - Present
  Responsibilities: Management responsibility over hardware and software development. David is a founding shareholder in the Company and is currently drawing a salary of $10,650 per month.

Other business experience in the past three years:

- **Employer:** WFn Holdings, Inc
  Title: CIO
  Dates of Service: January, 2000 - January, 2019
  Responsibilities: Oversight of all software development and maintenance.

Name: Dr. Martin Bell

Dr. Martin Bell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Science Officer
  Dates of Service: January, 2019 - Present
  Responsibilities: Management responsibility over weather data quality control and forecast modeling. Martin is fully vested in previously granted common stock in the company. He is currently drawing a salary of $12,500 per month.

Name: Phillip Atkinson

Phillip Atkinson 's current primary role is with WFn Holdings, Inc. Phillip Atkinson currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Director and Design Guru
  Dates of Service: January, 2019 - Present
  Responsibilities: Strategic advisement and product design consulting. Philip is a major shareholder but is not active in day to day operations and is not currently drawing a salary

Other business experience in the past three years:

- **Employer:** WFn Holdings, Inc
  Title: President and Chief Operating Officer
  Dates of Service: March, 2021 - Present
  Responsibilities: General management of the company.

Other business experience in the past three years:

- **Employer:** WFn Holdings, Inc
  Title: Chief Information Officer & Chief Operating Officer
  Dates of Service: January, 2012 - March, 2021
  Responsibilities: Oversees day-to-day operations and keeps the data flowing.

Name: Michael Samols

Michael Samols's current primary role is with Self Employed- Consultant . Michael Samols currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Consultant and Director
  Dates of Service: April, 2021 - Present
  Responsibilities: Strategic advisement. Michael is a shareholder and serves his role as Director without compensation. He is currently paid by the hour for consulting work.

Other business experience in the past three years:

- **Employer:** Self Employed- Consultant
  Title: Self Employed- Consultant
  Dates of Service: October, 2015 - Present
  Responsibilities: Strategy consulting and business development work on a contract basis.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the weather industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock or convertible debt could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current products and services are related to weather. Although we have multiple tranches of revenue with multiple products in each tranche, all of our revenue derives from weather related products and services.

Some of our products are still in prototype phase and might never be operational products
It is possible that some of our planned products may never become operational products or that these products may never be used by anyone. It is possible that the failure to release these planned products is the result of a change in business model with respect to those products upon the Company’s making a determination that the

business model with respect to those products, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that recently executed strategic partnerships will enable our products to gain traction in the marketplace at a faster rate than the recent past. It is possible that our new products will fail to gain market acceptance for any number of reasons. If new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It

should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history. If you are investing in this company, it's because you think that the Company's products and services are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. There is no assurance that we will turn a large profit.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, patents, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right personnel in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product may be dependent on relevant government laws and regulations. The laws and regulations concerning the selling of products and services may be subject to change and if they do, then the selling of product and services may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and services and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including obtaining weather information, manufacturing, shipping, accounting, data supply, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of customers that utilize our products and services. Further, any significant disruption in the company's service(s) or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our cyber security platform. Any disruptions of services or cyber-attacks either on our technology provider or on our company equipment could harm our reputation and materially and negatively impact our financial condition and business.

Customers must remain interested in our products

Although we are a unique company that caters to weather related services and people's desire to know weather related information will likely not subside, our business growth depends on the market interest in the Company's products and the services that the Company provides. There can be no assurance that interest will remain.

We have pending patent approvals that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property

Foreign Contract Manufacturing

The Company is heavily reliant on a single contract manufacturing firm located in Shenzhen, China, and it would be a significant disruption to the Company and its ability to continue its business as currently conducted without the support of this company. Although this risk is somewhat mitigated because we have an excellent and long-term relationship with the company's sole owner, and because we have the capability to manufacture some of our products in our facility in Daytona, Florida, if we did not have this foreign contract manufacturer to manufacture our products, our business could face serious disruption. Your investment could be adversely impacted by our reliance on third parties and their performance.

Reliance on an affiliate company

The Company relies on an affiliate company, WFn Holdings Inc ("WFn"), to supply weather data from WFn's industrial-grade network of weather stations to make the Company's products and services more valuable. This data is particularly important for some of the Company's Lifestyle App customers who utilize the Lifestyle App service in the US coastal zone, and for business customers located in the US coastal zone. If the Company lost access to WFn's weather data, the Company would experience a significant disruption to its business and some of our products and services may no longer be attractive or useful for some of our customers, causing a decline in the value of the Company. Although this risk is somewhat mitigated because of a 10 year agreement on favorable terms for the Company and because there is substantial common ownership between WFn and the Company (the owners of WFn own a large majority of the shares of the Company prior to the launch of the StartEngine campaign) your investment, nonetheless, could be adversely impacted by our reliance on WFn.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Daniel "Buck" Lyons	4,285,670	Common Stock	28.66%

The Company's Securities

The Company has authorized Common Stock, Convertible Promissory Note, and Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 909,091 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 14,953,778 outstanding.

Voting Rights

One Vote Per Share.

Material Rights

Voting Rights of Securities Sold in this Offering. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding is 14,953,778 shares of Common Stock.

Convertible Promissory Note

The security will convert into Preferred stock (or common stock at the option of the holder) and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $930,000.00
Maturity Date: October 29, 2024
Interest Rate: 7.0%
Discount Rate: 33.0%
Valuation Cap: None
Conversion Trigger: a qualifying event (or at the option of the holder)

Material Rights

There is no valuation cap affecting conversion to preferred stock. At the option of the holder, principal and accrued interest may at any time be converted to common stock at a price of $1.40 per share.

Convertible Promissory Note

The security will convert into Preferred stock (or common stock at the option of the holder) and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $300,000.00
Maturity Date: April 30, 2025
Interest Rate: 7.0%
Discount Rate: 33.0%
Valuation Cap: None
Conversion Trigger: a qualifying event (or at the option of the holder)

Material Rights

There is no valuation cap affecting conversion to preferred stock. At the option of the holder, principal and accrued interest may at any time be converted to common stock at a price of $1.92 per share.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $930,000.00
  Use of proceeds: Marketing, Company Employment, Inventory, and Cash on Hand.
  Date: October 29, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Marketing
  Date: May 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,207,688.50
  Number of Securities Sold: 12,076,885
  Use of proceeds: Formation assets and start-up capital.
  Date: January 02, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,435,014.91
  Number of Securities Sold: 1,063,518
  Use of proceeds: Working Capital
  Date: April 30, 2022
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $300,000.00
  Use of proceeds: Marketing, Company Employment, Inventory, and Cash on Hand.
  Date: May 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2021 compared to year ended December 31, 2020</u>

Revenue

Revenue for fiscal year 2021 was $8,295,461, up 28% compared to fiscal year 2020 revenue of $6,460,768. Revenue in 2020 included $814,000 in revenue that was

deferred from 2019 as product shipped in 2020 for sales made and cash received in 2019. Adjusting to reflect our success in generating sales and receiving cash, our 2021 growth was approximately 45% over 2020.

Cost of goods sold

Cost of goods sold in 2021 was $3,469,453, a 12% increase from costs of $3,108,165 in fiscal year 2020. The change was largely due to an increase in the percentage of our revenue from high-margin recurring revenue subscription products.

Expenses

The Company's operating expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and research and development expenses and other general expenses. Expenses in 2021 increased approximately $1.6m from 2020, from $4,327,098 to $5,913,967. Most of this increase was due to additional compensation and benefits along with increased marketing expenses.

Historical results and cash flows:

Our 2022 fiscal year is almost complete, and we have exceeded 2021 revenues, but our growth for the year will be less than our growth in 2021. This is the result of a year-over-year decline in sales over the first five months of the year, with the decline primarily due to a lack of inventory. Our ability to manage global supply chain issues and maintain inventory has subsequently been much better, and year-over-year revenue growth since June 1, 2022 has been greater than last year's overall growth rate of 28%.

In 2023, we are optimistic that we will be able to maintain strong revenue growth due to strong current demand for our products and recently executed partnerships which are already contributing to further demand.

In the years 2019 through 2022, we experienced negative cash flow as we invested in substantial growth since the Company's inception in December 2018. We believe that the level of investment needed to maintain organic growth and build a larger successful company will be less in 2023 than it has been in the last few years, as we take advantage of our past investments.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 21, 2022 the Company has the following capital resources

1. Cash on hand of $687,949

2. Available working capital advance from ClearCo of $700,000 with an outstanding

balance of $95,049.03

3. Available working capital advance from PayPal Financing at $110,000 with no outstanding balance.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds raised from this campaign will be helpful but not critical to our operations. We have funds available from multiple sources.

We have short-term borrowing capacity with several financing companies. In the past, the Company has raised funds from convertible promissory notes issued to professional investors and may issue additional notes. Furthermore, in the past, the Company has received advances from WFn Holdings Inc, a company with substantial common ownership with the Company and may receive additional advances as required. We believe the Company could find debt and/or equity funding from other sources as required.

Moreover, we believe the Company currently has revenues and gross margins sufficient to maintain the Company's operations if required. We are raising additional funds because we are currently investing in maximizing the long-term potential of the Company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, the funds from this campaign are not necessary for the Company to be viable. We believe the Company currently has revenues and gross margins sufficient to maintain the Company's operations if required. We are raising additional funds because we are currently investing in maximizing the long-term potential of the Company. We also have other sources of funds available.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We can operate the Company indefinitely if we raise the minimum. We believe the Company currently has revenues and gross margins sufficient to maintain the Company's operations if required. We are raising additional funds because we are currently investing in maximizing the long-term potential of the Company. We also have other sources of funds available to us.

How long will you be able to operate the company if you raise your maximum funding

goal?

We can operate the company indefinitely if we raise the maximum. We believe the company currently has revenues and gross margins sufficient to maintain the Company's operations if required. If we raise our maximum funding goal we will believe we can invest in maximizing the long-term potential of the Company.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In the past, the Company has raised funds from convertible promissory notes issued to professional investors and may issue additional notes in the future. We discussed equity financing with multiple venture capital firms and other firms that facilitate equity financing prior to choosing StartEngine as the most appropriate option for the Company. We believe the Company will find the appropriate debt and/or equity funding from the optimal source for the Company as required.

Indebtedness

- **Creditor:** Shopify Capital
  Amount Owed: $274,752.00
  Interest Rate: 0.0%
  Shopify Capital Advance funds based their purchase of future receivables from sales processed through our Shopify Store. Shopify Capital advanced a total of $265,000. We will remit to them 17% of our receivables from our Shopify Store until we have repaid that amount plus an 8% fee, a total amount of $286,200.

- **Creditor:** Clear Finance Technology Corp (ClearCo)
  Amount Owed: $95,049.00
  Interest Rate: 0.0%
  Clearco advance funds based on their purchase of future receivables. Clearco advanced a total of $575,000. We remit to them 20% of receivables generated from multiple sources up to a maximum of $68,000 per month until we have repaid the $575,000 amount plus an 5% fee, a total amount of $603,750.

- **Creditor:** Amazon Seller Central
  Amount Owed: $351,568.00
  Interest Rate: 12.99%
  Maturity Date: October 09, 2023
  Terms of the loan are 12 months at 12.99% interest rate; first three months are interest only.

- **Creditor:** Contract Manufacturers & Parts Suppliers

Amount Owed: $384,842.00
Interest Rate: 0.0%
30-60 days, variable by invoice.

- **Creditor:** WFn Holdings, Inc.
  Amount Owed: $113,953.00
  Interest Rate: 0.0%
  90 days.

- **Creditor:** Current credit card balances
  Amount Owed: $66,890.00
  Interest Rate: 0.0%

- **Creditor:** Trade accounts payable and other liabilities
  Amount Owed: $139,679.00
  Interest Rate: 0.0%

- **Creditor:** Convertible Note Holders
  Amount Owed: $930,000.00
  Interest Rate: 7.0%
  Maturity Date: October 29, 2024

- **Creditor:** Convertible Note Holders
  Amount Owed: $300,000.00
  Interest Rate: 7.0%
  Maturity Date: April 30, 2025

Related Party Transactions

- **Name of Entity:** WFn Holdings Inc.
  Names of 20% owners: Daniel "Buck" Lyons
  Relationship to Company: A company owned by the primary founders of WeatherFlow-Tempest, Inc.
  Nature / amount of interest in the transaction: N/A
  Material Terms: As of December 31, 2021, and December 31, 2020, the outstanding receivables were in the amount of $17,573 and $0, respectively. The Company also has a current liability of $23,419, and $0 owed to WFn Holdings from WeatherFlow-Tempest as of December 31, 2021, and 2020, respectively. Therefore, the net amounts due to WFn Holdings by the Company as of December 31, 2021, and 2020, were $14,486 and $0, respectively. The company revenues included revenues for WFn Holdings Inc. As of December 31, 2021, and December 31, 2020, the revenues from WFn Holdings Inc, was in the amount of $366,629 and $840,000, respectively.

- **Name of Entity:** Synoptic Data PBC

Names of 20% owners: None
Relationship to Company: A Company in which WFn Holdings Inc owns a minority stake.
Nature / amount of interest in the transaction: NA
Material Terms: The Company revenues included revenues from Synoptic Data PBC. As of December 31, 2021 and 2020, the Company's revenue from Synoptic Data PBC was in the amount of $120,000 in each year.

- **Name of Entity:** TOA Systems LLC
  Names of 20% owners: NA
  Relationship to Company: It is a wholly owned subsidiary of WFn Holdings Inc.
  Nature / amount of interest in the transaction: NA
  Material Terms: TOA Systems Inc sells sensor systems to detect lightning strikes and licenses data from an installed base of sensors forming a global lightning network. In 2022 the Company has executed an agreement with TOA, whereby it has an option to gain exclusive rights to license data in the US under terms favorable to the Company.

Valuation

Pre-Money Valuation: $41,122,889.50

Valuation Details:

WeatherFlow-Tempest, Inc. believes this valuation is supported by multiple factors. The existing market for weather decision support products and services similar to that the Company is offering now or intends to offer in the future is estimated to be approximately a $10 billion per year market and growing.

Based on the products and services now being offered in the market relative to our products and capabilities, we believe that we can gain a meaningful share of that market. Moreover, we believe we have an experienced team that is highly skilled, and we possess unique technology that can allow us to compete cost-effectively in the weather decision support market.

We are already competing successfully, as we had $8.3 million in revenue in 2021, and we have continued to grow. As the addressable market for the products and services we offer grows, our business also has the potential to grow if we capture a meaningful segment of the total addressable market. As a result of the size of the addressable market and our ability to successfully compete in that market, we believe that our Company has the potential to become profitable and very large over time if we are successful in implementing our objectives.

We believe that our current track record of revenue and well-received products validates that we are delivering products and services that the market demands, which bolsters our confidence that the company is poised for growth as we scale our

operations. Our valuation accounts for our potential growth in light of the addressable market, our proven track record, and the quality of our team and product. We believe that our valuation allows for very significant future appreciation if we are successful in implementing our plans.

Our current valuation is approximately five times 2021 revenues which we believe represents an excellent value. We further believe our valuation is attractive relative to other investment opportunities in companies comparable to our Company.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of stock. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,230,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your future ownership.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Premium Deferred Fee*
  94.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $2,500,000.25, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  36.5%
  Online advertising, other advertising, and other marketing communications.
- *Company Employment*
  38.0%
  Compensating recently hired team members and new team members for product management, marketing, and product development.
- *Inventory*
  20.0%
  Maintain an optimal supply of finished goods for maximizing sales. Purchase

parts in advance of manufacturing to reduce risk of supply chain issues.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://weatherflow.com/ (https://weatherflow.com/about-us/investors/financials).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/weatherflow-tempest

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR WeatherFlow-Tempest, Inc.

[See attached]

WEATHERFLOW-TEMPEST, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021, AND 2020
AUDITED

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
WeatherFlow-Tempest, Inc.
Santa Cruz, California

Opinion

We have audited the financial statements of WeatherFlow-Tempest, Inc., which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of WeatherFlow-Tempest, Inc., as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of WeatherFlow-Tempest, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about WeatherFlow-Tempest, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of WeatherFlow-Tempest, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about WeatherFlow-Tempest Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

December 12, 2022
Los Angeles, California

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 887,867	$ 157,664
Accounts receivable—net	169,808	440,232
Inventories	597,627	938,125
Prepaids and other current assets	384,510	64,764
Total current assets	**2,039,812**	**1,600,785**
Property and equipment, net	55,873	61,878
Intantible assets	71,000	81,000
Security deposits	1,192	1,192
Total assets	**$ 2,167,877**	**$ 1,744,855**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 312,484	$ 668,112
Credit Card	119,268	168,988
Short-term borrowings	117,159	560,820
Current portion of Convertible Note	-	100,000
Deferred Revenue	1,091	260,621
Due to related parties	14,846	-
Other current liabilities	106,191	86,871
Investor Advance	300,000	-
Total current liabilities	**971,039**	**1,845,412**
Convertible Note	930,000	-
Total liabilities	**1,901,039**	**1,845,412**
STOCKHOLDERS EQUITY		
Common Stock	12,900	12,077
Additional Paid In Capital	3,927,901	2,274,276
Subscription receivable	(53,431)	
Equity issuance costs	(75,314)	-
Retained earnings/(Accumulated Deficit)	(3,545,218)	(2,386,910)
Total stockholders' equity	**266,838**	**(100,557)**
Total liabilities and stockholders' equity	**2,167,877**	**1,744,855**

See accompanying notes to the financial statements

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 8,295,461	$ 6,460,768
Cost of goods sold	3,469,453	3,108,165
Gross profit	4,826,008	3,352,603
Operating expenses		
General and administrative	4,803,264	3,264,698
Research and development	114,342	134,157
Sales and marketing	996,361	928,243
Total operating expenses	5,913,967	4,327,098
Operating income/(loss)	(1,087,959)	(974,495)
Interest expense	69,549	5,456
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(1,157,508)	(979,951)
Provision/(Benefit) for income taxes	800	-
Net income/(Net Loss)	**$ (1,158,308)**	**$ (979,951)**

See accompanying notes to the financial statements

WEATHERFLOW-TEMPEST INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stocks Shares	Common Stocks Amount	Additional Paid In Capital	Subscription Receivable	Equity Issuance Costs	earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	**12,076,885**	**$ 12,077**	**$ 1,195,612**	**$ -**	**$ -**	**$ (1,406,959)**	**$ (199,270)**
Capital contribution	-	-	1,078,664	-	-	-	1,078,664
Net income/(loss)	-	-	-	-	-	(979,951)	(979,951)
Balance—December 31, 2020	12,076,885	12,077	2,274,276		-	(2,386,910)	(100,557)
Capital contribution	823,238	823	1,653,625	(53,431)	(75,314)	-	1,525,703
Net income/(loss)	-	-	-	-	-	(1,158,308)	(1,158,308)
Balance—December 31, 2021	12,900,123	$ 12,900	$ 3,927,901	$ (53,431)	$ (75,314)	$ (3,545,218)	$ 266,838

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (1,158,308)	$ (979,951)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	21,249	24,112
Amortization of intangibles	10,000	10,000
Changes in operating assets and liabilities:		-
Accounts receivable	270,424	240,402
Inventory	340,498	(737,842)
Prepaid expenses and other current assets	(319,746)	49,599
Accounts payable and accrued expenses	(355,628)	443,006
Deferred Revenue	(259,530)	(553,819)
Credit Cards	(49,720)	94,515
Other current liabilities	19,320	(545,610)
Net cash provided/(used) by operating activities	**(1,481,441)**	**(1,955,588)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(15,244)	(53,494)
Purchases of intangible assets	-	(10,000)
Net cash provided/(used) in investing activities	**(15,244)**	**(63,494)**
CASH FLOW FROM FINANCING ACTIVITIES		
Short term borrowing, net of payments	(443,661)	560,820
Due to related parties, net of payments	14,846	-
Borrowing on Convertible Notes	830,000	-
Investor advance	300,000	
Equity issuance costs	(75,314)	-
Subscription receivable	(53,431)	
Issuance of common stock	823	-
Capital contribution	1,653,625	1,078,664
Repayment of Shareholder Notes Payable	-	-
Net cash provided/(used) by financing activities	**2,226,888**	**1,639,484**
Change in cash	**730,203**	**(379,598)**
Cash—beginning of year	157,664	537,262
Cash—end of year	**$ 887,867**	**$ 157,664**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 41,931	$ 5,456
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	$ 100,000	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

WeatherFlow-Tempest, Inc. was founded on December 26, 2018, in the state of Delaware. As of December 31, 2020, WeatherFlow-Tempest, Inc. was a wholly owned subsidiary of WFn Holdings, Inc. Effective April 1, 2021, the parent company, WFn Holdings, Inc. has agreed to a spin-off agreement. As a result of the spin-off, WeatherFlow-Tempest, Inc. is no longer be a subsidiary of the parent company. The financial statements of WeatherFlow-Tempest, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Cruz, California.

WeatherFlow-Tempest, Inc. operates in the private weather industry, selling products and services that deliver weather data – both observations and forecasts. Products and services include weather stations systems, weather meters, subscription applications, SaaS tools and licensed data.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $663,858 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods which are determined using a first-in-first-out method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery and equipment	5 years
Furniture and fixtures	5-7 years
Computer equipment	5 years
Leasehold improvements	15 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes professional fees incurred in connection with patenting its intellectual property, which will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

WeatherFlow-Tempest, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those

temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer
2) Identify the performance obligations in the contract
3) Determine the transaction price
4) Allocate the transaction price to performance obligations in the contract; and
5) Recognize revenue as the performance obligation is satisfied.

The Company earns revenues from subscriptions to its weather application and from Smartweather™ device sales.

Cost of sales

Costs of goods sold include the cost of hardware costs, freight and delivery, packaging, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $867,924 and $928,243, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 12, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. This standard did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide

supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,		2021		2020
Finished goods	$	597,627	$	938,125
Total inventories	**$**	**597,627**	**$**	**938,125**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and , accounts payable consist primarily of trade payables.

Prepaids and other current assets consist of:

As of December 31,		2021		2020
Employee advances	$	200	$	-
Prepaid production expenses		224,545		-
Prepaid expenses		159,765		64,764
Total prepaid expenses and other current assets	**$**	**384,510**	**$**	**64,764**

Other current liabilities consist of:

As of December 31,		2021		2020
Pension payable	$	77,054	$	53,971
Accrued interest		16,265.00		7,917
Sales tax payable		12,072.00		24,983
Income tax payable		800.00		-
Total other current liabilities	**$**	**106,191**	**$**	**86,871**

Short-term borrowings

The Company has an extended, long-term financing agreement with Shopify during the year ended December 31, 2021, which has been included under short-term borrowings. The Company had extended long-term financing agreements with specific vendors, Sunrado Technology and Clearbank, during the year ended December 30, 2020, which have been included under short-term borrowings.

The Company also held a fully refundable investor advance as of December 31, 2021, which was subsequently converted to a convertible note during 2022. See "Subsequent Events Note 12 for further information.

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consist of:

As of Year Ended December 31,		2021		2020
Computer equipment	$	39,607	$	36,583
Furnitures and fixtures		23,971		23,971
Machinery and equipment		74,017		61,797
Leasehold improvements		5,377		5,377
Property and Equipment, at Cost		**142,972**		**127,729**
Accumulated depreciation		(87,099)		(65,850)
Property and Equipment, Net	**$**	**55,873**	**$**	**61,878**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $21,249 and $24,112, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2021, and 2020, intangible asset consists of:

As of Year Ended December 31,		2021		2020
Intelectual Property - BarometerTempest	$	100,000	$	100,000
Accumulated amortization		(29,000)		(19,000)
Intangible assets, Net	**$**	**71,000**	**$**	**81,000**

Amortization expense for patents for the fiscal year ended December 31, 2021 and 2020 was in the amount of $10,000 and $10,000 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period		Amortization Expense
2022	$	10,000
2023		10,000
2024		10,000
2025		10,000
Thereafter		31,000
Total	**$**	**71,000**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 25,000,000 shares of Common Shares with a par value of $0,001. As of December 31, 2021, 12,900,123 shares have been issued and are outstanding. As of December 31, 2020, 12,076,885 shares were issued and outstanding.

8. DEBT

Convertible Note(s)

The following is the summary of the convertible notes:

					As of Year Ended December 2021					As of Year Ended December 2020				
Debt Instrument Nam	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Clover Mews LLC	$ 100,000	5.00%	5/30/2019	5/30/2021	$ -	$ -	$ -	$ -	$ -	$ 7,917	$ 7,917	$ 100,000	$ -	$ 100,000
Convertible notes	$ 930,000	7.00%	2021	2024	16,265	16,265	-	930,000	930,000					
Total					$ 16,265	$ 16,265	$ -	$ 930,000	$ 930,000	$ 7,917	$ 7,917	$ 100,000	$ -	$ 100,000

The convertible notes are convertible into Common Shares at a conversion price. The conversion price is defined as the lower of (i) 70% of price per share, and (ii) the per share price that would result from dividing (A) the valuation cap by (B) the fully diluted number of shares. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9. INCOME TAXES

The provision for income taxes for the years ended December 31, 2021, and 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (345,400)	$ (292,417)
Valuation Allowance	345,400	292,417
Net Provision for income tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (1,057,654)	$ (712,254)
Valuation Allowance	1,057,654	712,254
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax

assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,544,418, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,544,418. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

The Company has outstanding trade receivables from WFn Holdings Inc., a Company owned by its founders. As of December 31, 2021, and December 31, 2020, the outstanding receivables were in the amount of $17,573 and $0, respectively.

The Company also has a current liability of $23,419, and $0 owed to WFn Holdings from WeatherFlow-Tempest as of December 31, 2021, and 2020, respectively. Therefore, the net amounts due to WFn Holdings by the Company as of December 31, 2021, and 2020, were $14,486 and $0, respectively.

The company revenues included revenues for WFn Holdings Inc. As of December 31, 2021, and December 31, 2020, the revenues from WFn Holdings Inc, was in the amount of $366,629 and $840,000, respectively.

The Company revenues also included revenues from Synoptic Data PBC, a Company in which WFn Holdings Inc owns a minority stake. As of December 31, 2021 and 2020, the Company's revenue from Synoptic Data PBC, was in the amount of $120,000 in each year.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	42,419
2023	17,675
Thereafter	-
Total future minimum operating lease payments	**60,094**

Rent expense was in the amount of $131,773 and $120,294 for the years ended December 31, 2021 and 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through December 12, 2022, which is the date the financial statements were available to be issued.

During 2022, the Company issued 695,000 shares for contracted services rendered at a price of $.15 per share, for a total of $104,250.

On October 10, 2022, the Company entered into an "Amazon Seller Central Loan" in the amount of $351,568. The terms of the loan are 12 months at 12.99% interest rate, first three months are interest only.

As of December 7, 2022, the Company has raised an additional $1,397,488 capital funds through Start Engine. It has incurred fees of $103,970 related to the capital raised.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Controlling the Cost of Weather

INVEST IN WEATHERFLOW-TEMPEST, INC. TODAY!

We are a technology company reshaping the private sector weather industry, helping the world better understand and manage the enormous impact of weather. We deliver more accurate weather information, leveraging a growing proprietary dataset and industry-leadi...

Show more



$0.00 Raised

REASONS TO INVEST

- We have solid traction and are on a clear path toward greater success. With more than 60,000 paying customers and millions of users, we've generated more than $25 million in revenue since launching in 2019.
- We're disrupting the existing, fragmented market for weather data and decision support, which already exceeds $10 billion. And climate change makes the addressable market much larger - and growing.
- Our strategy combines our patented, AI-driven Nearcast Technology™ and data from a growing network of 45,000+ Tempest stations, which along with recent partnerships, give a large advantage over would-be competitors.

*Market information provided by Grandview Research (source)

THE PITCH

Our mission is to help the world better understand and control the enormous impact of weather. Our exclusive data and AI-driven modeling deliver more accurate weather information, resulting in better decision-making and significant cost savings for our customers. As the climate changes and the impact of weather increases, we believe the value of our service - and its importance to the planet - will only grow larger.

Since Our Last Raise

- New Strategic Partnerships
  - Disney
  - WeatherBug
  - Rachio
- TempestOne B2B revenues taking off
- Tempest Station Network 25,000 to 45,000
- Launched Tempest Lightning Network
- Cumulative revenue exceeds $25M

Weather Technology Built on Better Data

As the global economy contends with the effects of climate change, Tempest meets the increasing demands for better weather data. Our patented Nearcast™ Technology provides all our customers with point-specific weather information exactly where and when they need it, providing cost-saving, essential information to individuals, businesses, and governments.

Backed by a team of Ph.D. atmospheric and data scientists, seasoned business executives, and highly skilled engineers, we achieved YOY customer growth of 25% and exceeded $9 million in annual revenue after we completed our previous raise of $2.5 million. Now, we are ready to accelerate growth.


LEARN MORE ABOUT TEMPEST

THE PROBLEM & OUR SOLUTION

A Comprehensive Answer to Weather's Costly Impact


EVERYTHING IS NOT FINE

Each year, severe weather kills over **60,000 people**, with the cost to the global economy reaching over **$1 trillion**. Severe events are only a small fraction of the impact on the $94+ trillion global economy.


COSTS AROUND WEATHER
$1000 B
$750 B
$500 B
$250 B
Increase over 2005 base
2025
2050
2075

(Source) *Projected global cost increase due to climate change around energy, water supply, and hurricane damage.

Nearcast™ Technology, our point-specific weather information solution, uses best-of-breed zero-maintenance hardware, comprehensive observational data, AI-based weather modeling, and innovative mobile applications to deliver improved decision support so our customers can know what is happening now, what happened yesterday, and what will happen tomorrow. Our revenue comes from three synergistic sources:

1. Revenue from our **Tempest Hardware system** through direct sales to consumers (B2C) and businesses (B2B) as well as our partner programs (B2B2C)
2. Recurring annual subscription revenue from our family of Lifestyle Apps which are powered by our **Tempest Network** and Nearcast Technology™
3. Recurring revenue from **TempestOne** - our business platform that supplies powerful weather data and decision support through our SaaS tools and via API

Using our technology, businesses and consumers can make informed decisions that save costs, aid preparation, and optimize performance across various uses.

Meeting the Growing Demand for Weather Data and Decision Support

Weather impacts sectors across the global economy, including agriculture, energy, insurance, transportation, and tourism. As a result, there is already over $10 billion in annual revenue generated by private firms helping to manage this impact (source).


$6.2T
$900B
$10T
$5.8T
$94T
$4.7T
$2.9T
Weather Impacts huge swaths of the $94 Trillion Global Economy
Weather Decision Support already represents a $10 billion industry
Climate Change combined with an increasingly Data-Driven Economy are creating a Huge Opportunity

(source, source, source, source, source, source)

We are disrupting and expanding the weather decision support market with our patent-protected, proprietary technology. We are also expanding our market to include gardeners, smart home mavens, parents concerned about family and education, and anyone looking to save energy in the home, as Tempest also enables local operators and utility grid managers to predict demand more accurately so they can allocate energy efficiently.

Partner Case Studies

Tempest is guaranteed to save water and keep landscapes healthy. An integrated Rachio & Tempest System puts those benefits on steroids! More than $1 million in Tempest Systems were sold and paired with Rachio controllers in just six months.


CASESTUDY
rachio
Market leader in smart home irrigation
50 billion gallons saved
$1 million in Tempest sales since June '22
Rachio 3
Rachio App
Tempest

Tempest now gives WeatherBug more local data and makes their app more compelling. And 15 million WeatherBug users are being encouraged to buy Tempest Systems. Now that's a partnership!


CASESTUDY
WeatherBug
The second most popular weather app, with 15 million users
Launched in December: An exclusive Tempest Network

Our Disney partnership covers everything from weather safety at their parks & hotels to weather and climate education across the globe in a complementary relationship that helps save lives and benefits both businesses.


CASESTUDY
Disney
Weather safety at Disney properties
Collaborative product development
Global education on weather & climate
Disney's Wild About Safety
Disney WEATHER

Other Partners and Clients


AMERICA'S NAVY
"I had to shift one of my carriers during yesterday's strong NW winds and WeatherFlow, as always, helped me find just the right time to move her."
- A. Dykes, US Navy

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Meterologist-in-charge, NWS Forecast Office, Eastern Region

★★★★★

"Data from WeatherFlow is absolutely crucial to our warning operations"

...

Peter Nakada, Stone Ridge Asset Management, New York

★★★★★

"The global insurance industry will clearly benefit greatly as WeatherFlow's footprint expands."

...

These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Since our last raise of $2.5 million, we have achieved the following milestones:

- New strategic partnerships with WeatherBug, Rachio, Disney, and more
- Grew the network of Tempest sensors from 25,000 to over 45,000 - the fastest-growing weather station network in history
- Managed thru global supply chain issues and saw YOY growth of more than 25% in the last six months alone
- Expanded and refined our efforts with business customers with well-targeted TempestOne products
- Formed an exclusive strategic partnership to create The Tempest Lightning Network
- Exceeded 3 million unique users utilizing our consumer weather services
- Grew the number of Lifestyle app subscribers by more than 20% since April


3+ Million
Unique users utilize our freemium consumer weather services
20,000+
Consumers currently pay to subscribe to our premium services
45,000+
People have purchased Tempest Systems or other hardware-centric products over the past two years
500+
Business and Government Customers

In the Media


TechHive
FROM IDG
INNOVATION NATION
WITH MO ROCCA
digitaltrends
iot for all
Tempest Personal Weather System
Newsweek

WHY INVEST

Growing Value by Delivering a Meaningful Impact to the World

We help the world prepare for and control the effects of severe weather by serving businesses and consumers - and the planet - in a synergistic manner. With growing revenue traction backed by a passionate team, we have created unique and defensible proprietary advantages with valuable weather data.


2019
WeatherFlow-Tempest, Inc. formed with valuable IP and know-how by experienced team
2020
Launched Tempest Weather System
Doubled revenues YOY
2021
Added lifestyle apps
Synergy with consumers and business customers
2022
Key partnerships in place
Team, revenue and notoriety growing
Tempest reputation soars

We intend to create tremendous value for our customers, our employees, and all of our investors - and we will make sure to do our part for the planet **Join us, and invest in Tempest!**

ABOUT

HEADQUARTERS
108 Whispering Pines Dr #245
Scotts Valley , CA 95066

VALUATION
$41.12M

We are a technology company reshaping the private sector weather industry, helping the world better understand and manage the enormous impact of weather. We deliver more accurate weather information, leveraging a growing proprietary dataset and industry-leading AI-driven modeling. The result is better decision-making and significant cost savings for our customers. As the climate changes and the impact of weather increases, the value of our service - and its importance to the planet - is growing larger.

TEAM



Daniel "Buck" Lyons
CEO, Director and Chairman of the Board

After early career years in finance, Buck has many years experience building and selling start-ups in a variety of industries. He has been involved in the weather and environmental space since 2000, when he co-founded WFn Holdings. He also co-founded environmental data aggregator Synoptic Data PBC in 2012. Buck holds a BA in Mathematics from Middlebury College and MBA from Stanford University. Against his will, he is occasionally featured in our marketing videos, since hiring someone who can act is too expensive.



Dr. Martin Bell
Chief Science Officer

A New Zealand native, career Atmospheric Scientist and avid outdoorsman, Marty leads an energetic team of Ph.D. atmospheric scientists and engineers (the “Drs Office”) developing WeatherFlow-Tempest’s Nearcast Technology™. He has spent most of his career in the US, leading numerical weather research and executing weather modeling operationally, including a stint running his own firm. He counts NASA, the US DoD, and many other research and commercial programs across the globe as former employers and clients. Marty earned his bachelor and doctorate degrees in Chemical Engineering from the University of Canterbury, and constantly touts the superiority of New Zealand in “very important” sports like sailing and rugby.



David St. John
Chief Technology Officer

Starting his career at General Dynamics, David has since been involved with several successful start-ups. His entrepreneurial streak began with a venture formed during graduate school. David has strong expertise in both hardware and software, with a BS in Engineering from the University of Florida and an MS in Engineering from the University of California. An avid wind & water sportsman, his passion around creating better weather data was born of a selfish desire to get more time on the water (saving the world is just icing on the cake). David is affectionately known here as Pooh Bear for his relentless optimism and likeability while driving his team hard.



Phillip Atkinson
Founder, Director and Design Guru

Phil co-founded WeatherFlow-Tempest and is currently a valuable member of our Board of Directors. He designed the patented Tempest sonic anemometer and has actively contributed to the design of coming products. Phil has a full-time role serving as President/COO of WFn Holdings, an affiliate company that provides us key industrial grade weather data. He has 30 years of experience designing and maintaining weather station networks, after starting his career designing missile systems at Lockheed. He completed coursework at MIT and holds a BS from Harvard.



Michael Samols
Consultant and Director

A trusted strategic advisor and member of the Board of Directors, Michael has more than 20 years of experience leading and consulting successful start-ups. From early years as an investment banker to successful start-up executive to venture capitalist, and now a private investor, Michael is an invaluable asset with a wealth of knowledge and expertise. (Which he provides when ocean conditions don't quite support his passion for riding waves.) Michael holds a BS from Harvard and an MBA from Stanford University.



Corrine Butcher
Director of Software Development

After starting her career at United Parcel Service and the US Social Security Administration, Corrine quickly became a star programmer at WFn Holdings. She was an obvious choice for her current role as we founded WeatherFlow-Tempest. With a Masters degree in Computer Science and a flair for design, Corrine oversees the development & maintenance of our apps, SaaS tools and API with grace and genius (not to mention gratitude for no longer working for the SSA!).



Michele Redmon
Director of Marketing

Michele simply makes all our marketing communications go. As she has done for several previous entities, she expertly injects highly technical products and technology with life and personality to make them relatable for a variety of audiences. Her average week at WeatherFlow-Tempest includes a variety of PR planning, content strategy and creation, copyediting, ad execution and analysis, project management, and herding C-suite executives. She ruined the curve while getting her BA from the University of North Carolina, and she has continued demanding a lot from herself and others ever since.

TERMS

WeatherFlow-Tempest, Inc.

Overview

PRICE PER SHARE $2.75	VALUATION $41.12M
DEADLINE Mar 8, 2023	AMOUNT RAISED $0.00

Breakdown

MIN INVESTMENT $385.00	OFFERING TYPE Equity
MAX INVESTMENT $1,234,997.50	ASSET TYPE
	SHARES OFFERED Common Stock
MIN NUMBER OF SHARES OFFERED 3,636	MAX NUMBER OF SHARES OFFERED 909,091

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company	:	**WeatherFlow- Tempest, Inc.**
Corporate Address	:	**108 Whispering Pines Dr #245, Scotts Valley , CA 95066**
Offering Minimum	:	**$9,999.00**
Offering Maximum	:	**$2,500,000.25**
Minimum Investment Amount (per investor)	:	**$385.00**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**3,636**
Maximum Number of Shares Offered	:	**909,091**
Price per Share	:	**$2.75**
Pre-Money Valuation	:	**$41,122,889.50**

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives*

Time-Based Bonus

Super Early Bird Bonus

Invest within the first 72 hours and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first ten days and receive an additional 10% bonus shares.

Amount-Based Bonus

$385+ | Tier 1

Invest $385+ and receive a 10% discount on our products for one year + Tempest Hoodie.

$1,000+ | Tier 2

Invest $1,000+ and receive a 15% discount on our products for one year + Tempest Hoodie.

$2,500+ | Tier 3

Invest $2,500+ and receive a 15% discount on our products for two years + Tempest Hoodie + 5% bonus shares.

$5,000+ | Tier 4

Invest $5,000+ and receive a 15% discount on our products for five years + Tempest Hoodie + 10% bonus shares.

$10,000+ | Tier 5

Invest $10,000+ and receive a 20% discount on our products for five years + Tempest Hoodie + 15% bonus shares.

$20,000+ | Tier 6

Invest $20,000+ and receive a 20% discount on our products for five years + Tempest Hoodie + 25% bonus shares.

Note: Investors will only receive a single time-based or amount-based bonus, which will be the highest applicable bonus.

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Additional Bonuses

WeatherFlow-Tempest Loyalty Bonus

All investors who purchased shares in WeatherFlow-Tempest during our previous StartEngine Offering will receive an additional 15% bonus shares. This bonus is in addition to any time-based or amount-based bonus. For example, if you are an existing WeatherFlow-Tempest owner and buy an additional 100 shares in the first ten days of this campaign, you will receive a 10% time-based bonus PLUS a 15% owners' bonus, for a total of 25%, meaning you will own 125 shares for $275.

StartEngine OWNers' Bonus

WeatherFlow-Tempest, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.75 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $275. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the WeatherFlow-Tempest Loyalty Bonus in addition to the aforementioned bonus.

PRESS

Newsweek

Hurricane Season Just Started. Again, America is Unprepared | Opinion

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The Henry Ford's Innovation Nation

Smart At-Home Weather Station | The Henry Ford's Innovation Nation

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The Wall Street Journal

These High-Tech Garden Tools Will Do Your Yard Work for You

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Popular Science

Best home weather stations of 2022

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Futurism

Futurism
Best Home Weather Stations of 2022

View Article

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

It's the go-to question at the big social event when you're not quite sure what to say. "So...how about this weather?"

But at Weatherflow Tempest, weather isn't our small talk. It's our all talk!

That was me poking fun a year ago as part of our first successful Start Engine campaign, and for us, weather continues to be serious business. We have since completed our third year in operation with $8.2m in revenue, closed several key partnerships, expanded our product line, and we continue to grow. Weather is a big deal.

It kills and injures thousands each year, and has a vast effect on the $94 trillion global economy. Weather touches everything, from growing the world's food supply, to managing the power grid, to personal costs, like cooling and heating your home or managing your garden.

And as the climate changes, the costs around weather are only growing larger.

Weather isn't something we can control, but it is something we can plan for. And Tempest is disrupting a $10 billion market where the people paying for help are demanding better.

The key to success is our patented Nearcast Technology. It's a layered solution that starts with a massive amount of data from all available sources. That includes data from our Tempest sensors, which are rapidly forming the largest weather observing network on the planet. We then run all that data through our patented AI-based computer modeling.

The result is hyperlocal weather information. It's real-time data and forecasts benefiting all our customers, from owners of the Tempest system, to weather app subscribers, to all our business clients.

The opportunity our powerful weather data creates is enormous. Since our first StartEngine campaign, we’ve expanded our team and our capabilities - and we are rapidly adding new customers. Over 45,000 people now own our flagship Tempest weather system and 3 million more use our apps and software tools. And we provide free access to weather agencies and climate scientists around the globe as they perform critical work for all of us.

With several key partnerships in place, we're raising more capital to fuel growth. We’re adding more software and hardware tools, and expanding further into the global weather market, where we already have great traction.

As the climate changes and weather becomes even more unpredictable, high-quality weather data only becomes more valuable.

Become an investor in WeatherFlow-Tempest today. With help from the StartEngine community, we are creating tremendous value, for individuals and on a broad scale. And we are doing our part for the planet in the process. Now that is something to talk about.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.